

Mailstop 3561

August 5, 2016

Jianmin Gao
President and Chief Executive Officer
Consumer Capital Group, Inc.
136-82 39th Ave, 4th Floor, Unit B
Flushing, New York 11354

      Re: **Consumer Capital Group, Inc.**
              Form 8-K
              Filed December 29, 2014
              File No. 000-54998

              Form 10-K for the Fiscal Years Ended December 31, 2014 and
              December 31, 2015
              Filed May 4, 2016
              File No. 000-54998

Dear Mr. Gao:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Lisa M. Kohl for

                        Mara L. Ransom
                        Assistant Director
                        Office of Consumer Products

cc: Joseph M. Lucosky, Esq.